Exhibit 107

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$9,580,002	$888.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 4,790,001 shares of common stock (the “Exercise Offer”). The transaction value is calculated pursuant to Rule 0-11 using $2.00 per share of common stock, which represents the average of the high and low sales price of the common stock on March 30, 2022.

(2)	Calculated by multiplying the transaction value by .0000927

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A